UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)

WHITEHORSE FINANCE, INC.
---------------------------------------
NAME OF ISSUER:

Common Stock (Par Value $0.001)
---------------------------------------
TITLE OF CLASS OF SECURITIES

96524V106
-------------------------------------
CUSIP NUMBER

December 31, 2017
---------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

EXPLANATORY NOTE

The Reporting Person is filing a combined report covering the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017

1.	NAME OF REPORTING PERSONS
Hamilton Lane Advisors, L.L.C.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 731,654
6. SHARED VOTING POWER 442,908
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,174,562

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.7%

12.	TYPE OF REPORTING PERSON
IA

* The Reporting Person is a registered investment adviser that serves as the general partner of or investment manager to a number of client funds. Certain of these client funds are limited partners in H.I.G. Bayside Loan Opportunity Fund II, L.P. (the “H.I.G. Fund”), which owns Issuer common stock. The H.I.G. Fund passes through to its limited partners the right to vote the shares. The Reporting Person, as the general partner of or investment manager to the client funds, votes these shares. No individual client fund holds 5.0% or more of the Issuer’s common stock.

Item 1(a).	Name of Issuer:
WHITEHORSE FINANCE, INC. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1450 Brickell Avenue, 31st fl.
Miami, FL 33131
United States

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Hamilton Lane Advisors, L.L.C. ("Reporting Person").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

Item 2(c).	Citizenship:

The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).	Title of Class of Securities:

The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);

(f)	[ ]	An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)	[ ]	parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,174,562

(b)	Percent of class:

5.7%

(a)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
731,654

(ii)	shared power to vote or to direct the vote:
442,908

(iii)	sole power to dispose or to direct the disposition of:
0

(iv)	shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

As of December 31, 2016

1.	NAME OF REPORTING PERSONS
Hamilton Lane Advisors, L.L.C.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 731,654
6. SHARED VOTING POWER 442,908
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,174,562

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.4%

12.	TYPE OF REPORTING PERSON
IA.

* The Reporting Person is a registered investment adviser that serves as the general partner of or investment manager to a number of client funds. Certain of these client funds are limited partners in H.I.G. Bayside Loan Opportunity Fund II, L.P. (the “H.I.G. Fund”), which owns Issuer common stock. The H.I.G. Fund passes through to its limited partners the right to vote the shares. The Reporting Person, as the general partner of or investment manager to the client funds, votes these shares. No individual client fund holds 5.0% or more of the Issuer’s common stock.

Item 1(a).	Name of Issuer:
WHITEHORSE FINANCE, INC. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1450 Brickell Avenue, 31st fl.
Miami, FL 33131
United States

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Hamilton Lane Advisors, L.L.C. ("Reporting Person").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

Item 2(c).	Citizenship:

The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).	Title of Class of Securities:

The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);

(f)	[ ]	An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)	[ ]	parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,174,562

(b)	Percent of class:

6.4%

(a)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
731,654

(ii)	shared power to vote or to direct the vote:
442,908

(iii)	sole power to dispose or to direct the disposition of:
0

(iv)	shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

As of December 31, 2015

1.	NAME OF REPORTING PERSONS
Hamilton Lane Advisors, L.L.C.*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)	[ ]
(B)	[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 521,212
6. SHARED VOTING POWER 442,908
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
964,120

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.3%

12.	TYPE OF REPORTING PERSON
IA

* The Reporting Person is a registered investment adviser that serves as the general partner of or investment manager to a number of client funds. Certain of these client funds are limited partners in H.I.G. Bayside Loan Opportunity Fund II, L.P. (the “H.I.G. Fund”), which owns Issuer common stock. The H.I.G. Fund passes through to its limited partners the right to vote the shares. The Reporting Person, as the general partner of or investment manager to the client funds, votes these shares. No individual client fund holds 5.0% or more of the Issuer’s common stock.

Item 1(a).	Name of Issuer:
WHITEHORSE FINANCE, INC. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1450 Brickell Avenue, 31st fl.
Miami, FL 33131
United States

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Hamilton Lane Advisors, L.L.C. ("Reporting Person").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

One Presidential Blvd., 4th Floor
Bala Cynwyd, PA 19004

Item 2(c).	Citizenship:

The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).	Title of Class of Securities:

The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).	CUSIP Number:

The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act;

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act;

(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act;

(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940;

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);

(f)	[ ]	An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

(g)	[ ]	parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

(h)	[ ]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[ ]	A non-U.S. institution in accordance with Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

964,120

(b)	Percent of class:

5.3%

(a)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
521,212

(ii)	shared power to vote or to direct the vote:
442,908

(iii)	sole power to dispose or to direct the disposition of:
0

(iv)	shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

Hamilton Lane Advisors, L.L.C.
By:	/s/ Lydia A. Gavalis
Name:	Lydia A. Gavalis
Title:	General Counsel and Secretary